SEC
Mail Processing
Section

FEB 24 2012

Washington, DC
123

[redacted]

SEC [redacted] SSION

12013342

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3313 S. PACKERLAND - SUITE E
(No. and Street)

DE PERE	WI	54115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMY SIESENNOP, CHIEF FINANCIAL OFFICER 920-347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUNETTE, KEITH J.
(Name – *if individual, state last, first, middle name*)

808 BAYLAND COURT	GREEN BAY	WI	54304
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, AMY SIESENNOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD FINANCIAL, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCD FINANCIAL, INC.

De Pere, Wisconsin

FINANCIAL STATEMENTS

Including Accountant's Audit Report

December 31, 2011

KCD Financial, Inc.
Table of Contents

Brunette Tax & Accounting, LLC
Certified Public Accountants and Consultants

Independent Auditor's Report on Internal Control of a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

February 17, 2012

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

In planning and performing our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KCD Financial, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs on internal control structure policies and procedures and of the practices and procedures that can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

808 Bayland Court Green Bay, WI 54304
Office: (920) 592-0400 Fax: (920) 592-9314
Website: brunettetax.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that some lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2011. In addition, no facts came to our attention, which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at KCD Financial, Inc. to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry National Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Sincerely,

Brunette Tax & Accounting, LLC

Brunette Tax & Accounting, LLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

February 17, 2012

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

We have audited the accompanying balance sheet of KCD Financial, Inc. as of December 31, 2011 and the related statements of Income, Retained Earnings, Changes in Stockholder's Equity, Cash Flows, and the computation of Net Capital that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As part of our audit we performed a reconciliation of the audited computation of net capital and the broker-dealer's net capital as per the unaudited FOCUS Part IIA. Reconciliation between the audited computation and the unaudited information provided by the company on FOCUS Part IIA is part of this report. In addition, we have reviewed the annual General Assessment Reconciliation Form SIPC-7, attached to this audit report under Supplemental Information on pages 15-16, and have found all information reported to be accurate according to the audited financial statements of KCD Financial, Inc. as of December 31, 2011.

Also, in conducting the audit in accordance with generally accepted auditing standards, we noted no material inadequacies in the procedures of systems of the company.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCD Financial, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

Sincerely,

Brunette Tax & Accounting, LLC

KCD Financial, Inc.
Balance Sheet
December 31, 2011

ASSETS	2011	2010
CURRENT ASSETS		
Cash in Bank - Associated Bank	$56,554	$96,144
Accounts Receivable - Concessions	57,029	65,003
Accounts Receivable - SWS	1,547	0
SWS KCD Corp. Account	30,460	30,447
Accounts Rec - Federal Income Tax Refund	0	7,887
Settlement - Belonge	0	13,835
Income Tax Refund Receivable	3,600	0
TOTAL CURRENT ASSETS	$149,190	$213,315
FIXED ASSETS		
Equipment	$23,831	$29,539
Furniture and Fixtures	7,396	7,396
Leasehold Improvements	1,349	1,349
Accumulated Depreciation	(31,548)	(36,085)
TOTAL FIXED ASSETS	$1,028	$2,199
OTHER ASSETS		
(Cash segregated under federal and other regulations)		
Investment	30,039	30,026
Employee Advance	500	0
TOTAL OTHER ASSETS	$30,539	$30,026
TOTAL ASSETS	**$180,757**	**$245,540**
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued Commissions Payable	$52,091	$58,566
Accounts Payable	43,939	52,130
Credit Card Payable	1,826	1,949
Other Accrued Liabilities	0	26,835
Preferred Stock Dividend Payable	531	4,292
Payroll Liabilities	2,290	628
State Income Tax Payable	0	1,129
TOTAL CURRENT LIABILITIES	$100,677	$145,529
STOCKHOLDER'S EQUITY		
Common stock, .0001 Par Value - 50,000 shares registered with State	105,150	105,150
10,000 Board Authorized to be Issued		
8,250 shares actually issued		
Preferred stock $25 Par Value	12,500	25,000
25,000 Authorized		
500 Issued		
Dividends - Common	(4,125)	0
Dividends - Preferred	(2,528)	0
Additional Paid-In Capital	20,057	20,057
Treasury Stock - Common	(11,000)	(11,000)
Retained Earnings	(39,974)	(39,196)
TOTAL EQUITY	$80,080	$100,011
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$180,757**	**$245,540**

KCD Financial, Inc.
Statement of Income and Retained Earnings
December 31, 2011

	2011	2010
OPERATING REVENUES		
Concessions	$2,305,572	$2,051,474
Real Estate Fees	699,606	1,167,178
Other Operating Revenue	265,933	728,402
TOTAL REVENUE	$3,271,111	$3,947,054
OPERATING EXPENSES		
Commissions	$2,683,272	$3,238,580
Cost of Labor	280,668	320,153
Operating Expenses	307,949	373,127
TOTAL OPERATING EXPENSES	$3,271,889	$3,931,859
OPERATING LOSS/INCOME	($778)	$15,194
PROVISION FOR INCOME TAXES	$0	$3,362
NET LOSS/INCOME	($778)	$11,832
BEGINNING RETAINED EARNINGS	($39,196)	($51,028)
ENDING RETAINED EARNINGS	($39,974)	($39,196)

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Statement of Cash Flow
December 31, 2011

	2011	2010
CASH FLOW FROM OPERATING ACTIVITIES		
Net Operating Loss/Income	($778)	$11,832
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	375	1,887
Increase in Receivables	24,049	24,251
Increase in Payables	(44,852)	(13,258)
Net Cash Produced by Operating Activities	(21,206)	24,712
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of Assets	0	(749)
Other Assets - Gain/loss on sale	796	0
Required Deposits	(25)	(30)
Payment of Common Dividend	(4,125)	0
Payment of Preferred Dividend	(2,529)	0
Repurchase of Preferred Stock	(12,500)	0
Net Cash Produced by Investment Activities	(18,383)	(779)
Net Increase in Cash	(39,589)	23,932
CASH AT BEGINNING OF YEAR	96,144	72,211
CASH AT END OF YEAR	$56,555	$96,144

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Statement of Changes in Stockholder Equity
December 31, 2011

	Capital	Retained Earnings
Beginning Balance	$ 139,207	$ (39,196)
Payment of Common Dividend		$ (4,125)
Payment of Preferred Dividend		$ (2,528)
Redemption of Preferred Stock	$ (12,500)	
Net Income/(Loss)		(778)
Ending Balance	$126,707	$ (46,627)

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Notes to Financial Statements
December 31, 2011

Summary of Significant Accounting Principles
This summary of significant accounting policies of KCD Financial, Inc. is presented to assist in understanding the Company's Financial Statements. The Financial Statements and notices are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the Financial Statements.

Nature of Business
The company operates a brokerage services firm located in De Pere, WI. The Company is licensed by Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, real estate, and insurance policies at the request of its clients.

Basis of Accounting
The company uses the method/lives required by generally accepted accounting principles.

Cash and Cash Equivalents
For the purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments or investments purchased with a maturity of three months or less to be cash equivalents. In addition, the Company excludes restricted cash in this number.

Property and Equipment
Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated methods over the underlying asset's estimated useful life for audit statement purposes.

Income Taxes
The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The current portion of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes* are as follows: federal - $0 and state - $0. As of December 31, 2011, the company had retained earnings of ($46,627).

Cash Segregated Under Federal and Other Regulations
As required by the SEC/FINRA, the Company has segregated cash of $50,000 for the benefit of its clients. The amount segregated is determined by the number of brokers and type of securities traded.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

KCD Financial, Inc.
Notes to Financial Statements (pg. 2)
December 31, 2011

Lease Agreement
The Company renewed its lease agreement for office space for its De Pere location with Business Development Corp., commencing November 1, 2010 for a term of 5 years ending October 31, 2015, at an annual rate of $33,240 per year with 2% annual increases commencing on the third anniversary date (November 1, 2013) and annually on each such date thereafter. The company is also responsible for all utilities and all real estate taxes levied in respect of the Premises.

Legal Issues

As a result of the hearing in April 2011, where KCD was claimant in FINRA arbitration proceedings against American Beacon Partners, Inc. (James Hintz and Steven Salzman) due to the failed merger between KCD and American Beacon (during the course of which Hintz and Salzman improperly used KCD funds to pay the expenses of other entities), KCD has received settlement from James Hintz for a total of $11,509.45, on June 26, 2011. This was recorded as Settlement Income on the Profit and Loss statement, and is considered paid in full.

On December 23, 2011, KCD received a judgment in its favor against Steven Salzman in the amount of $139,758.66. Mr. Salzman filed a Notice of Appeal on January 21, 2012. Because of this appeal, a receivable will not be recorded on the balance sheet at this time.

The settlement of $20,000 for Michael Opp (past Rep of KCD) was paid in full as of November 30, 2011.

The Accounts Receivable account: Settlement –Belonge - was written off to bad debt in the amount of $13,834.64 on December 31, 2011. Management decided that the continued costs to collect this debt would far exceed the amount due.

Related-Party Transactions

Management fees of $160,500 were paid to Freedom Securities, who owns 61.8% of common stock shares of KCD Financial, Inc. As of December 31, 2011, there was an outstanding balance listed as a current payable on the balance sheet for $30,000.

Stockholders' Equity
The Board of Directors of the Corporation is expressly vested with the authority to divide the Series Preferred Stock into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board of Directors hereto.

Subject to the prior and superior rights of the Series Preferred Stock and on the conditions set forth in any resolution or resolutions of the Board of Directors providing for the issuance of any particular series of the Series Preferred Stock, the Board of Directors may declare and pay dividends on the Common Stock from time to time as funds may be legally available. These dividends may be payable in cash, stock or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board of Directors providing for the issuance of any particular series of any Series Preferred Stock, the holders of the Common Stock shall be entitled to one vote for each share held at all meetings of the stockholders of the Corporation. In the event of the liquidation, dissolution or winding up of the affairs of the Corporation and after all payments and distributions shall have been made in full to the holders of the Series Preferred Stock as may have been required under the terms of the resolution or resolutions of the Board of Directors providing for the issuance of any particular series of the Series Preferred Stock, the remaining assets and funds of the Corporation shall be distributed among the holders of the Common Stock according to their respective shares.

During 2011, per the trust of Lillian E. Schueler, 1,000 shares of Series II Preferred Stock were transferred to Sheila Schueler (500 shares) and Carolyn Johnston (500 shares). On July 31, 2011 Carolyn Johnston redeemed her shares for $12,500 ($25/share), with all dividends paid in full. Dividends were declared on 12/31/11 for the remaining 500 shares of preferred stock issued and recorded in the financial statements as Preferred Stock Dividend Payable.

According to the Minutes of the Board of Directors on August 3, 2011, the Board declared a dividend for common stockholders of $.50 per share, which were paid on August 24, 2011.

Commissions
Commissions and related clearing expenses are recorded in the month the commission is earned. Commissions payable to representatives are estimated based on historical pay-out rates.

KCD Financial, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

	2011	2010
NET CAPITAL		
Total Stockholders' Equity	$80,080	$100,011
Deduct Stockholders' Equity Not allowed for Net Capital		
Total Stockholders' Equity Qualified for net Capital	$80,080	$100,011
Deductions and/or Charges:		
Nonallowable Assets:		
Company Fixed Assets	1,028	2,199
Aged Receivables - over 30 days	1,436	2,562
Receivables From Non-Customers	0	13,835
	2,464	18,595
NET CAPITAL	$77,616	$81,416
AGGREGATE INDEBTEDNESS:		
(Items included on Balance Sheet)		
Accounts Payable	97,857	139,480
Accrued Employer Taxes	2,820	6,049
TOTAL AGGREGATE INDEBTEDNESS	$100,677	$145,529
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Requirement:		
(based on aggregate indebtedness)	6,712	9,702
Minimum Dollar Requirement	50,000	50,000
Excess Net Capital	$27,616	$31,416
Excess net Capital at 1000%	$67,549	$66,863
Ratio: Aggregate Indebtedness to Net Capital	130%	179%

See accompanying notes to financial statements and accountants' audit report

SUPPLEMENTAL INFORMATION

KCD Financial, Inc.
OPERATING EXPENSES - COST OF LABOR
December 31, 2011

	2011	2010
OPERATING EXPENSES		
COST OF LABOR		
Salaries	$156,885	$182,292
Hourly Wages	82,551	99,960
Exec Bonus Commission	12,623	1,500
FICA Tax Expense	19,282	21,707
Federal Unemployment Tax	572	560
State Unemployment Tax	1,992	35
Payroll Direct Deposit Fees	145	120
Staff Training	(2,076)	196
Workers Comp	1,132	649
Car Allowance	-	5,000
Simple IRA Expense	7,562	8,135
TOTAL COST OF LABOR	$280,668	$320,153

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
OPERATING EXPENSES - GENERAL
December 31, 2011

	2011	2010
OPERATING EXPENSES		
NASD Reg. Fees/Misc	$21,624	$2,302
State Reg. Fees/Licenses and Permits	8,200	8,871
E & O Insurance	(59,053)	51,208
Liability Insurance	6,218	5,491
Telephone	7,436	10,666
Postage and Delivery	3,993	6,752
Printing and Reproduction	681	417
Computer & Internet	916	12,939
Automobile Expense	368	5,049
Business Expense	11,607	8,929
Management Expense	160,500	131,000
Rent	36,010	41,019
Gas and Electric	5,266	5,957
Property Tax	163	183
Depreciation Expense	375	1,887
Miscellaneous	(1,709)	(169)
Advertising	243	2,464
Meals and Entertainment	45	1,640
Office Supplies	4,301	3,781
Office Audits	5,777	0
Cleaning and Maintenance	1,250	2,143
Legal Fees	68,336	43,454
Accounting Fees	7,382	16,009
Consultants	150	7,410
Bad Debt	13,834	0
Dues and Subscriptions	0	198
Gain/Loss on Asset Disposal	796	0
Interest Expense	0	1,215
Bank Service Charges	3,240	2,313
TOTAL COST OF OPERATING EXPENSES	$307,949	$373,127

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066005 FINRA DEC
KCD FINANCIAL INC 18*18
3313 PACKERLAND DR STE E
DE PERE WI 54115-6811

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 340.54

B. Less payment made with SIPC-6 filed (exclude interest) (252.23)

July 19, 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 88.31

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 88.31

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 88.31

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KCD Financial Inc
(Name of Corporation, Partnership or other organization)

Amy Giesen[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 13 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: 15

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3270995

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 3031426

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 21772

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 81580

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 3134778

2d. SIPC Net Operating Revenues $ 136217

2e. General Assessment @ .0025 $ 340.54

(to page 1, line 2.A.)

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